SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For Fiscal Year Ended **December 31, 2001** Commission File Number **1-1687**

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN
(Full title of the Plan)

PPG Industries, Inc.
One PPG Place
Pittsburgh, Pennsylvania 15272

(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Director, Payroll, Benefits, and HRIS of PPG Industries, Inc., and Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPG Industries Employee Savings Plan
(Name of the Plan)

Date June 26, 2002

Kerry A Rowles

K. A. Rowles, Director, Payroll,
Benefits, and HRIS of PPG Industries,
Inc. and Administrator of the Plan

PPG Industries
Employee Savings Plan

Financial Statements for the
Years Ended December 31, 2001 and 2000,
Supplemental Schedules for the
Year Ended December 31, 2001, and
Independent Auditors' Report

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, Pennsylvania 15222-5401

Tel: (412) 338-7200
Fax: (412) 338-7380
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the PPG Industries Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the PPG Industries Employee Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, as listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of Plan management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 25, 2002

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001

		PPG Stock Fund			
ASSETS	**Notes**	**Participant Directed (Supplemental)**	**Non-Participant Directed**	**S&P 500 Index Fund (Supplemental)**	**Stable Value Fund (Supplemental)**
INVESTMENTS:	1				
PPG Industries, Inc. common stock (at $51.72 per share):					
Allocated shares - 22,005,182		$ 359,753,094	$ 778,354,919	$ -	$ -
Unallocated shares - 3,654,487	4	-	189,010,068	-	-
Mutual Funds		-	-	-	-
S&P 500 Index Common Collective Trust		-	-	215,592,960	-
Stable Value Pool	3	-	-	-	446,040,641
Money Market		6,854,937	695,372	-	-
Interest bearing cash		702,755	-	263,725	203,529
Loans to participants		-	-	-	-
Total investments		367,310,786	968,060,359	215,856,685	446,244,170
RECEIVABLES:					
Interest		7,515	7,514	-	-
Interfund transfer		415,448	-	35,879	241,772
Total receivables		422,963	7,514	35,879	241,772
TOTAL ASSETS		367,733,749	968,067,873	215,892,564	446,485,942
LIABILITIES					
ESOP LOANS	4	-	105,710,951	-	-
INTERFUND TRANSFER		253,079	-	31,716	1,162,301
SECURITY PURCHASES PENDING SETTLEMENT		1,231,849	-	-	-
OTHER LIABILITIES		8,965	-	-	167
TOTAL LIABILITIES		1,493,893	105,710,951	31,716	1,162,468
NET ASSETS AVAILABLE FOR BENEFITS		$ 366,239,856	$ 862,356,922	$ 215,860,848	$ 445,323,474

See notes to financial statements.

Growth Company Fund (Supplemental)	Growth & Income Fund (Supplemental)	Contra-fund (Supplemental)	Conservative Life Strategy Fund (Supplemental)	Moderate Life Strategy Fund (Supplemental)	Aggressive Life Strategy Fund (Supplemental)	Loan Fund (Supplemental)	Total
-	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,138,108,013
-	-	-	-	-	-	-	189,010,068
113,259,853	46,174,402	63,623,323	4,362,177	36,981,648	20,381,304	-	284,782,707
-	-	-	1,456,588	12,221,178	6,767,501	-	236,038,227
-	-	-	17,949,963	32,835,205	5,273,233	-	502,099,042
-	-	-	-	-	-	-	7,550,309
9,251	9,997	10,352	-	172,798	2,234	-	1,374,641
-	-	-	-	-	-	47,275,964	47,275,964
113,269,104	46,184,399	63,633,675	23,768,728	82,210,829	32,424,272	47,275,964	2,406,238,971
-	-	-	-	-	-	-	15,029
734,641	40,233	10,783	-	-	9,604	-	1,488,360
734,641	40,233	10,783	-	-	9,604	-	1,503,389
114,003,745	46,224,632	63,644,458	23,768,728	82,210,829	32,433,876	47,275,964	2,407,742,360
-	-	-	-	-	-	-	105,710,951
19,365	-	865	-	1,401	19,633	-	1,488,360
-	-	-	-	-	-	-	1,231,849
-	-	-	10,091	10,091	5,090	-	34,404
19,365	-	865	10,091	11,492	24,723	-	108,465,564
113,984,380	$ 46,224,632	$ 63,643,593	$ 23,758,637	$ 82,199,337	$ 32,409,153	$ 47,275,964	$ 2,299,276,796

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000

ASSETS	Notes	PPG Stock Fund: Participant Directed (Supplemental)	PPG Stock Fund: Non-Participant Directed	S&P 500 Index Fund (Supplemental)	Stable Value Fund (Supplemental)
INVESTMENTS:	1				
PPG Industries, Inc. common stock (at $46.3125 per share):					
Allocated shares - 23,094,386		$ 353,968,026	$ 715,590,793	$ -	$ -
Unallocated shares - 4,145,169	4	-	191,973,139	-	-
Mutual Funds		-	-	-	-
S&P 500 Index Common Collective Trust		-	-	250,949,077	-
Stable Value Pool	3	-	-	-	401,052,326
Money Market		3,896,128	82,742	-	-
Interest bearing cash		668,015	-	367,570	735,665
Loans to participants		-	-	-	-
Total investments		358,532,169	907,646,674	251,316,647	401,787,991
RECEIVABLES:					
Employee		37,365	-	22,902	17,740
Employer		-	70,096	-	-
Interest		19,278	7,164	-	-
Dividends		-	-	-	-
Interfund transfer		11,738	-	95,957	995,642
Security sales pending settlement		1,610,506	-	-	11,576,618
Other		7,533	-	1,756	1,843
Total receivables		1,686,420	77,260	120,615	12,591,843
TOTAL ASSETS		360,218,589	907,723,934	251,437,262	414,379,834
LIABILITIES					
ESOP LOANS	4	-	114,316,245	-	-
INTERFUND TRANSFER		1,679,858	-	238,930	172,986
SECURITY PURCHASES PENDING SETTLEMENT		386,108	-	-	38,459,641
OTHER LIABILITIES		17,735	-	8	167
TOTAL LIABILITIES		2,083,701	114,316,245	238,938	38,632,794
NET ASSETS AVAILABLE FOR BENEFITS		$ 358,134,888	$ 793,407,689	$ 251,198,324	$ 375,747,040

See notes to financial statements.

Growth Company Fund (Supplemental)	Growth & Income Fund (Supplemental)	Contra-fund (Supplemental)	Conservative Life Strategy Fund (Supplemental)	Moderate Life Strategy Fund (Supplemental)	Aggressive Life Strategy Fund (Supplemental)	Loan Fund (Supplemental)	Total
$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,069,558,819
-	-	-	-	-	-	-	191,973,139
151,632,875	47,171,520	66,579,499	5,185,841	43,047,153	23,022,214	-	336,639,102
-	-	-	1,771,241	14,688,272	7,790,847	-	275,199,437
-	-	-	24,793,919	40,274,471	6,505,358	-	472,626,074
-	-	-	-	-	-	-	3,978,870
251,597	42,837	63,655	22,996	337,358	78,349	-	2,568,042
-	-	-	-	-	-	47,921,176	47,921,176
151,884,472	47,214,357	66,643,154	31,773,997	98,347,254	37,396,768	47,921,176	2,400,464,659
27,650	11,211	15,459	2,149	6,274	11,047	-	151,797
-	-	-	-	-	-	-	70,096
-	-	-	-	-	-	-	26,442
145	-	7,263,158	179,307	1,462,120	794,447	-	9,699,177
772,597	54,273	188,051	187,505	74,489	194,707	-	2,574,959
-	-	-	715,691	1,162,547	187,781	-	15,253,143
1,147	228	780	95	552	439	-	14,373
801,539	65,712	7,467,448	1,084,747	2,705,982	1,188,421	-	27,789,987
152,686,011	47,280,069	74,110,602	32,858,744	101,053,236	38,585,189	47,921,176	2,428,254,646
-	-	-	-	-	-	-	114,316,245
261,821	21,659	21,414	136,109	21,060	21,122	-	2,574,959
-	-	-	2,377,658	3,862,193	623,843	-	45,709,443
-	-	8	15,091	15,093	10,092	-	58,194
261,821	21,659	21,422	2,528,858	3,898,346	655,057	-	162,658,841
$ 152,424,190	$ 47,258,410	$ 74,089,180	$ 30,329,886	$ 97,154,890	$ 37,930,132	$ 47,921,176	$ 2,265,595,805

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001

		PPG Stock Fund		S&P 500 Index Fund	Stable Value Fund
ADDITIONS	Notes	Participant Directed (Supplemental)	Non-Participant Directed	(Supplemental)	(Supplemental)
NET INVESTMENT INCOME (LOSS):					
Dividends:					
Allocated		$ 12,291,948	$ 25,304,248	$ -	$ -
Unallocated		-	6,668,539	-	-
Interest		1,367,836	1,222,988	430,328	411,849
Administrative expenses		(345,644)	(647,864)	(160,996)	(311,928)
Net appreciation (depreciation) in fair value of investments		44,306,503	88,496,591	(30,444,356)	25,031,138
Net investment income (loss)		57,620,643	121,044,502	(30,175,024)	25,131,059
CONTRIBUTIONS:	2				
Employer		-	33,560,901	-	-
Employee		20,087,937	-	11,069,905	9,313,905
Total contributions		20,087,937	33,560,901	11,069,905	9,313,905
NET ADDITIONS		77,708,580	154,605,403	(19,105,119)	34,444,964
DEDUCTIONS					
WITHDRAWALS		24,945,431	48,129,946	17,385,153	48,297,712
INTEREST EXPENSE	4	-	7,178,647	-	-
TOTAL DEDUCTIONS		24,945,431	55,308,593	17,385,153	48,297,712
NET INCREASE (DECREASE) PRIOR TO FUND TRANSFERS		52,763,149	99,296,810	(36,490,272)	(13,852,748)
NET FUND TRANSFERS		(44,658,181)	(30,347,577)	1,152,796	83,429,182
NET INCREASE (DECREASE)		8,104,968	68,949,233	(35,337,476)	69,576,434
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR		358,134,888	793,407,689	251,198,324	375,747,040
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR		$ 366,239,856	$ 862,356,922	$ 215,860,848	$ 445,323,474

See notes to financial statements.

Growth Company Fund (Supplemental)	Growth & Income Fund (Supplemental)	Contra-fund (Supplemental)	Conservative Life Strategy Fund (Supplemental)	Moderate Life Strategy Fund (Supplemental)	Aggressive Life Strategy Fund (Supplemental)	Loan Fund (Supplemental)	Total
$ 342,919	$ 916,817	$ 358,473	$ 40,422	$ 359,110	$ 191,854	$ -	$ 39,805,791
-	-	-	-	-	-	-	6,668,539
389,609	95,289	171,413	23,714	105,247	93,910	-	4,312,183
(82,320)	(32,549)	(46,155)	(38,737)	(81,772)	(43,406)	-	(1,791,371)
(40,350,683)	(5,475,588)	(9,769,792)	191,214	(6,856,986)	(4,314,779)	-	60,813,262
(39,700,475)	(4,496,031)	(9,286,061)	216,613	(6,474,401)	(4,072,421)	-	109,808,404
-	-	-	-	-	-	-	33,560,901
10,087,437	3,469,368	5,144,336	671,686	3,049,849	3,179,205	-	66,073,628
10,087,437	3,469,368	5,144,336	671,686	3,049,849	3,179,205	-	99,634,529
(29,613,038)	(1,026,663)	(4,141,725)	888,299	(3,424,552)	(893,216)	-	209,442,933
6,515,118	3,667,981	4,809,147	3,550,349	6,903,073	2,016,063	2,363,322	168,583,295
-	-	-	-	-	-	-	7,178,647
6,515,118	3,667,981	4,809,147	3,550,349	6,903,073	2,016,063	2,363,322	175,761,942
(36,128,156)	(4,694,644)	(8,950,872)	(2,662,050)	(10,327,625)	(2,909,279)	(2,363,322)	33,680,991
(2,311,654)	3,660,866	(1,494,715)	(3,909,199)	(4,627,928)	(2,611,700)	1,718,110	-
(38,439,810)	(1,033,778)	(10,445,587)	(6,571,249)	(14,955,553)	(5,520,979)	(645,212)	33,680,991
152,424,190	47,258,410	74,089,180	30,329,886	97,154,890	37,930,132	47,921,176	2,265,595,805
$ 113,984,380	$ 46,224,632	$ 63,643,593	$ 23,758,637	$ 82,199,337	$ 32,409,153	$ 47,275,964	$ 2,299,276,796

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000

		PPG Stock Fund			
ADDITIONS	Notes	Participant Directed (Supplemental)	Non-Participant Directed	S&P 500 Index Fund (Supplemental)	Stable Value Fund (Supplemental)
NET INVESTMENT INCOME (LOSS):					
Dividends:					
Allocated		$ 12,156,871	$ 24,439,959	$ -	$ -
Unallocated		-	7,450,942	-	-
Interest		1,846,050	1,474,118	514,008	452,897
Administrative expenses		(654,714)	(376,913)	(202,761)	(287,954)
Net (depreciation) appreciation in fair value of investments		(108,892,363)	(342,166,291)	(26,538,836)	23,598,099
Net investment (loss) income		(95,544,156)	(309,178,185)	(26,227,589)	23,763,042
CONTRIBUTIONS:	2				
Employer		-	37,252,411	-	-
Employee		23,061,172	-	12,711,539	9,389,722
Total contributions		23,061,172	37,252,411	12,711,539	9,389,722
NET ADDITIONS		(72,482,984)	(271,925,774)	(13,516,050)	33,152,764
DEDUCTIONS					
WITHDRAWALS		24,325,985	47,112,449	28,169,834	46,683,457
INTEREST EXPENSE	4	-	9,116,228	-	-
TOTAL DEDUCTIONS		24,325,985	56,228,677	28,169,834	46,683,457
NET DECREASE PRIOR TO FUND TRANSFERS		(96,808,969)	(328,154,451)	(41,685,884)	(13,530,693)
NET FUND TRANSFERS		25,604,171	(6,669,877)	(34,671,404)	(33,744,582)
NET (DECREASE) INCREASE		(71,204,798)	(334,824,328)	(76,357,288)	(47,275,275)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR		429,339,686	1,128,232,017	327,555,612	423,022,315
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR		$ 358,134,888	$ 793,407,689	$ 251,198,324	$ 375,747,040

See notes to financial statements.

Growth Company Fund (Supplemental)	Growth & Income Fund (Supplemental)	Contra-fund (Supplemental)	Conservative Life Strategy Fund (Supplemental)	Moderate Life Strategy Fund (Supplemental)	Aggressive Life Strategy Fund (Supplemental)	Loan Fund (Supplemental)	Total
$ 13,840,767	$ 4,349,203	$ 9,316,975	$ 550,930	$ 4,785,975	$ 2,459,403	$ -	$ 71,900,083
-	-	-	-	-	-	-	7,450,942
394,887	93,483	187,746	18,035	130,210	91,439	-	5,202,873
(108,821)	(33,106)	(51,607)	(40,737)	(96,059)	(46,084)	-	(1,898,756)
(30,615,290)	(5,844,797)	(14,637,378)	701,361	(4,660,252)	(3,927,063)	-	(512,982,810)
(16,488,457)	(1,435,217)	(5,184,264)	1,229,589	159,874	(1,422,305)	-	(430,327,668)
-	-	-	-	-	-	-	37,252,411
10,957,975	3,622,241	6,001,110	568,022	3,436,764	3,421,817	-	73,170,362
10,957,975	3,622,241	6,001,110	568,022	3,436,764	3,421,817	-	110,422,773
(5,530,482)	2,187,024	816,846	1,797,611	3,596,638	1,999,512	-	(319,904,895)
9,945,955	4,206,624	5,322,088	3,354,566	10,102,987	2,548,327	2,182,141	183,954,413
-	-	-	-	-	-	-	9,116,228
9,945,955	4,206,624	5,322,088	3,354,566	10,102,987	2,548,327	2,182,141	193,070,641
(15,476,437)	(2,019,600)	(4,505,242)	(1,556,955)	(6,506,349)	(548,815)	(2,182,141)	(512,975,536)
58,888,385	(7,991,448)	(2,231,586)	572,514	(5,859,773)	8,791,030	(2,687,430)	-
43,411,948	(10,011,048)	(6,736,828)	(984,441)	(12,366,122)	8,242,215	(4,869,571)	(512,975,536)
109,012,242	57,269,458	80,826,008	31,314,327	109,521,012	29,687,917	52,790,747	2,778,571,341
$ 152,424,190	$ 47,258,410	$ 74,089,180	$ 30,329,886	$ 97,154,890	$ 37,930,132	$ 47,921,176	$ 2,265,595,805

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

Basis of Accounting - The financial statements of the PPG Industries Employee Savings Plan (the "Plan") are prepared on the accrual basis of accounting, except for benefits payable, which is not recorded as a liability of the Plan in accordance with the AICPA Audit and Accounting Guide, *Audits of Employee Benefit Plans*. As of December 31, 2001 and 2000, net assets available for benefits included benefits of $621,334 and $1,772,697, respectively, due to participants who had requested withdrawals, including loans, from the Plan as of those dates.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Options - Investment options available to participants for the years ended December 31, 2001 and 2000 consisted of:

- Fidelity Mutual Funds - Growth Company Fund, Growth and Income Fund, and Contrafund
- Conservative, Moderate and Aggressive Life Strategy Funds, are Plan - specific, custom funds that are only available to Plan participants, consisting of investments in a pre-established asset allocation of some of the other fund options
- PPG Stock Fund, which includes employer securities and a small percentage of short-term cash investments; the S&P 500 Index Fund, a commingled pool; and the Stable Value Fund, a pooled separate account, as discussed below.

Investment Valuation - Investments are generally stated at fair value. Investments in securities traded on security exchanges and mutual funds are valued at the New York Stock Exchange ("NYSE") closing sales price on the last business day of the Plan year with the exception of the unallocated shares (shares held by the Employee Stock Ownership Plan, or "ESOP") in the PPG Stock Fund which are valued at the closing composite price, which includes trades on the NYSE, as well as the Chicago, Pacific, Philadelphia, Boston and Cincinnati exchanges. Listed securities for which no sale was reported on that date are valued at bid quotations. In instances where current sales prices or bid quotations are not available, investments in securities are stated at current values as estimated by independent brokerage firms.

The S&P 500 Index Fund is a commingled pool, managed by Barclay's Global Investors ("BGI") that primarily invests in the common stocks of the 500 companies that make up the Standard & Poor's Composite Stock Index ("S&P 500"). The fund attempts to match the investment performance of the S&P 500. Commingled pools are not mutual funds and are only available to U.S. Corporate pension funds. The fair value of the commingled pool was determined by BGI, and is based upon the fair value of the underlying securities held by the commingled fund.

The Stable Value Pool is a pooled separate account, managed by Fidelity Management Trust Company ("FMTC"), which invests in a diversified portfolio of fixed income securities such as U.S. Government obligations, asset-backed securities, and corporate debt securities. The objective of the Stable Value Pool is to provide participants with safety of principal and accumulated interest, book value liquidity for withdrawals or transfers, and investment returns similar to intermediate bonds with less risk or volatility. The Stable Value Pool also includes constant duration and single wrap synthetic investment contracts ("synthetic GICs") which guarantee specified rates of return. The Plan utilizes synthetic GICs to implement its Stable Value Fund investment offering. The use of synthetic GICs allows for control over the underlying securities in the portfolio while still being able to offer the book value liquidity to the Plan participants. The book value guarantee results in a stable return and reduces the volatility normally associated with a bond fund. These contracts are benefit-responsive and are valued at contract value. At December 31, 2001 and 2000, the fair value of the assets of the Stable Value Pool, which were included under such contracts, was $517,479,109 and $476,538,721, respectively. The fair value adjustment of the synthetic GICs represents the difference between the fair value of the Stable Value Pool investments and the resulting contract value of such investments (see Note 3). The crediting interest rates on these contracts are reset quarterly. The average yield and crediting interest rates of such synthetic GICs approximated 6.0% for 2001 and 2000.

The Conservative, Moderate and Aggressive Life Strategy funds are valued in a manner consistent with those described above, as they represent a pre-established asset allocation of some of the other investment options.

New Accounting Pronouncement - Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," was adopted by the Plan as of January 1, 2001. SFAS No. 133 requires the Plan to recognize all derivatives as either assets or liabilities at fair value. The adoption of this standard did not have an impact on the Plan's net assets or changes in net assets.

2. DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only.

a. *Administration* - The Director, Payroll, Benefits and Human Resources Information Systems, of PPG Industries, Inc. (the "Company" or "PPG") is responsible for the administration of the Plan (the "Administrator"). The Plan pays the fees associated with administering the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   The Plan was converted to an ESOP on December 1, 1988. See Note 4.

b. *Trustees of the Plan Assets* - Mellon Trust Global Securities Services ("Mellon") is the trustee of the unallocated ESOP shares held in the PPG Stock Fund as of December 31, 2001 and 2000. FMTC is the trustee for all other funds as of December 31, 2001 and 2000.

c. *Eligibility to Participate in the Plan* - The Plan is designed for salaried and hourly employees who are not covered by a collective bargaining agreement and hourly employees whose employment is covered by a collective bargaining agreement where the collective bargaining agreement provides for participation. An eligible employee may elect to become a participant as of the first of any month which is coincident with or following his or her original hire date.

d. *Contributions* - Contributions under the Plan are made by both the participants and the Company. Participants may elect to contribute from 1% to 16% of their eligible base earnings, either on a before-tax, after-tax, or combined basis. Company matching contributions are computed by multiplying each participant's monthly contributions or portion thereof, as defined by the Plan, by a percentage based upon the Company's return on capital of the prior year. Such percentage ranges from a minimum of 50% to a maximum of 125%, and is applied to a maximum of 6% of eligible employee earnings. The percentage was 70% in 2001 and 2000. Employee contributions also include rollovers from other qualified plans.

e. *Participant Accounts* - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of fund earnings, and charged with an allocation of fund losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

f. *Vesting* - Participant contributions, Company match, and related earnings are vested immediately and become nonforfeitable.

g. *Payment of Benefits* - On termination of service due to retirement, disability, or voluntary or involuntary separation from service, a participant may elect how to receive payment of his or her account from several choices including a complete or partial lump-sum distribution or recurring payments.

Payments to designated beneficiaries upon death of the participant are paid as lump-sum distributions within 6 months of the date of the participant's death.

h. *Participant Loans* - All active participants, excluding those with an account balance less than $2,000, those who have two existing loans, those who have defaulted on an existing loan within the past 36 months, and those who have not paid off a loan in the past 30 days, may borrow from their account a minimum of $1,000, up to a maximum equal to the lessor of $50,000 or 50% of their account balance, reduced by the highest outstanding loan balance over the past 12 months. General purpose loans requested on or after October 1, 1999 have a loan term of 12 to 56 months. General purpose loans requested prior to October 1, 1999 have a term of 12 to 60 months. Primary residence loans have a loan term of 60 to 360 months. The loans are secured by the participants' account balances and bear interest at a rate equal to the prime interest rate on the last business day of the previous month plus 1%. Principal and interest payments are paid ratably and must be repaid by payroll deduction.

i. *Termination of Plan* - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, all unallocated shares remaining after the settlement of the Plan's obligations will be allocated and the affected participants will receive all amounts credited to their accounts.

j. *Voting Rights* - Participants have voting rights for the shares of PPG common stock which are allocated to their accounts.

k. *Tax Status* - The Internal Revenue Service has determined and informed the Company by a letter dated July 8, 1995, that the Plan continues to be qualified and the trusts established under the Plan are tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan's financial statements. The Plan has applied for a new determination letter in February 2002.

Participants in the Plan are not liable for federal income tax on amounts allocated to their accounts resulting from employer contributions or investment income until such time as a withdrawal is requested. Participants should refer to the Summary Plan Description (Handbook) dated April 3, 2000 for more information on the Plan.

3. STABLE VALUE POOL

The Stable Value Fund, the Conservative Life Strategy Fund, the Moderate Life Strategy Fund, and the Aggressive Life Strategy Fund had approximately 100%, 76%, 40% and 16% in 2001 and 100%, 77%, 39% and 16% in 2000, of their investments, respectively, in the Stable Value Pool. The types of securities included in the Stable Value Pool are as follows:

	2001	2000
At fair value:		
Cash	$ 49,523,020	$ 29,661,065
Foreign Obligations	2,201,487	9,250,376
Yankee Bonds	11,114,716	10,129,634
U.S. Government Obligations	122,565,761	76,240,323
Corporate Bonds	170,453,114	110,726,954
Mortgage Related Securities	85,326,301	119,564,932
Asset Backed Securities	76,294,710	120,965,437
Fair value adjustment of synthetic investment contracts	(15,380,067)	(3,912,647)
	$502,099,042	$472,626,074

11/

4. ESOP LOANS

The Plan and a former savings plan were converted to an ESOP on December 1, 1988. During the nine-month period ended September 30, 1989, the Plan borrowed $272 million from the Company and other lenders. The borrowings from other lenders are guaranteed by the Company. The proceeds from these borrowings were used to purchase approximately 12 million shares of PPG Common Stock from the Company and in the open market. Since 1990, the Plan has also borrowed from the Company $215 million to purchase approximately 5,375,000 shares of PPG Common Stock in the open market at various dates. This includes $24 million borrowed on April 3, 2000, which was used to purchase 445,185 shares of PPG Common Stock, and $2 million borrowed on February 5, 2001 and $30 million borrowed on May 1, 2001, which were used to purchase 583,598 shares of PPG Common Stock, in the open market, at various dates in 2000 and 2001. The purchased shares initially represent an unallocated investment of the Plan which is allocated to individual participants' accounts as the Plan's loans are repaid. For each of the years ended December 31, 2001 and 2000, approximately $20 million was transferred from the unallocated portion of the PPG Stock Fund to the allocated portion of the PPG Stock Fund to satisfy Company match requirements. The Plan obtains funds to repay the loans primarily through dividends on the unallocated PPG common stock and Company contributions. As of December 31, 2001, the Plan has repaid approximately $382 million of these loans. Of the total debt outstanding at December 31, 2001, approximately $10 million was owed to the Company with a variable interest rate (4.75% at December 31, 2001), $36 million bears a fixed interest rate which approximates 8.5% per annum, while the remaining borrowings bear variable rates which approximated 1.9% per annum as of December 31, 2001. The various borrowings mature from 2002 to 2009.

Scheduled repayments of the ESOP loans outstanding at December 31, 2001 are as follows:

2002	$ 12,702,000
2003	12,502,000
2004	12,699,000
2005	12,502,000
2006	12,599,000
Thereafter	42,706,951
Total	$ 105,710,951

The ESOP loans had fair values of approximately $108 million and $116 million at December 31, 2001 and 2000, respectively. The fair values of the ESOP loans were based upon quoted market prices of the same or similar instruments or based upon the rates available to the Company for instruments of the same remaining maturities.

5. NONPARTICIPANT DIRECTED INVESTMENTS

All monies invested in the Plan, with the exception of the Company contributions, are participant directed. The Company contributions are shown separately in the financial statements as nonparticipant directed investments in the PPG Stock Fund. In the year in which a participant turns 55, or when a participant becomes inactive, the Company contributions become participant directed. At December 31, 2001 and 2000, of the investments in the PPG Stock Fund that are nonparticipant directed, $311,371,156 and $260,233,996, respectively, were held by participants 55 and older, and $57,199,479 and $63,552,192, respectively, were held by inactive participants.

6. INVESTMENTS EXCEEDING 5% OF NET ASSETS

The Plan's investments which exceeded 5% of net assets at December 31, 2001 and 2000 are as follows:

Description of Investment	2001	2000
PPG Industries Common Stock *	$ 1,327,118,081	$ 1,261,531,958
Stable Value Pool	502,099,042	472,626,074
S&P 500 Index Common Collective Trust	236,038,227	275,199,437
Fidelity Growth Company Fund	133,554,531	176,294,527

* Includes $967,364,987 in 2001 and $907,563,932 in 2000 of nonparticipant directed investments.

7. SUBSEQUENT EVENTS

Effective January 1, 2002, the Plan was amended to include provisions of the Economic Growth and Tax Relief and Reconciliation Act, including increasing the participant maximum contribution rate to 25% of their eligible base earnings, reducing the hardship withdrawal suspension period to 6 months and allowing, at the request of the participant, after-tax contributions to be rolled over into another plan or tax-deferred program.

Effective June 3, 2002, for active participants beginning on January 1 of the year the participant becomes 45 years old (and through January 1 of the year the participant becomes 50), 25% of the their Company match monies may be diversified by the participant and thus considered to be participant directed. This percentage increases to 50% on January 1 of the year the active participant becomes 50 years old (through January 1 of the year the participant becomes 55).

* * * * * *

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 2001

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost	Current Value
PPG Stock Fund (includes both participant and nonparticipant directed monies):			
Common Stock:			
* PPG Industries Common Stock - allocated	22,005,182	$1,229,257,280	$1,138,108,013
* PPG Industries Common Stock - unallocated	3,654,487	185,388,516	189,010,068
Total Common Stock		1,414,645,796	1,327,118,081
Other Investments:			
* Fidelity Inst Cash Portfolio: MM Fund Class I	6,854,937	6,854,937	6,854,937
* EB Temporary Investment Fund - Mellon Bank	695,372	695,372	695,372
Interest Bearing Cash - Bankers Trust	702,755	702,755	702,755
Total Other Investments		8,253,064	8,253,064
Total PPG Stock Fund		$1,422,898,860	$1,335,371,145
S&P 500 Index Fund:			
Common Collective Trust:			
* BGI Equity Index Fund T	6,391,727		$ 215,592,960
Total Common Collective Trust			215,592,960
Other Investments:			
Interest Bearing Cash - Bankers Trust	263,725		263,725
Total Other Investments			263,725
Total S&P 500 Index Fund			$ 215,856,685
Stable Value Fund:			
Stable Value Pool:			
Cash:			
* Fidelity Inst Cash Portfolio: MM Fund Class I	38,442,274		38,442,274
Bankers Trust Pyramid Directed Account Cash Fund	11,080,746		11,080,746
Total Cash			49,523,020
Foreign Obligations:			
ONTARIO PROV GLBL 7.01% 8/04/05	2,000,000		2,201,487
Total Foreign Obligations			2,201,487

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 2001

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Current Value
Yankee Bonds:		
ABBEY NAT YANK 8.2% 10/15/14	4,000,000	$ 4,497,124
ONTARIO PROV GBL 7.625% 6/22/04	2,000,000	2,183,953
SASKATCHEW PROVYANK 8.0% 7/15/04	3,935,000	4,433,639
Total Yankee Bonds		11,114,716
U.S. Government Obligations:		
FHLB 5.215% 1/12/04	4,000,000	4,232,286
FHLMC 5.5% 7/15/06	10,000,000	10,530,183
FNMA 4.75% 11/14/03	8,515,000	8,810,125
FNMA 5.625% 5/14/04	15,000,000	15,785,213
FNMA 5.5% 2/15/06	18,000,000	18,919,580
FNMA 5.5% 5/02/06 SUBS	1,720,000	1,768,820
USTB 11.75% 2/15/10 C05	8,000,000	10,138,814
USTB 10% 5/15/10	4,700,000	5,612,897
USTB 10.75% 8/15/05	6,000,000	7,577,668
USTN 7.875% 11/15/04	20,000,000	22,432,689
USTN 6.5% 10/15/06	10,000,000	11,014,286
USTN 5.75% 11/15/05	5,400,000	5,743,200
Total U.S. Government Obligations		122,565,761
Corporate Bonds:		
AT&T CORP GLBL 5.625% 3/15/04	3,000,000	3,090,818
AIRTOUCH COM 7.0% 10/01/03	2,500,000	2,692,025
ALABAMA POWER 4.875% 9/01/04	1,610,000	1,650,541
ALLIANCE CAPTL 5.625% 8/15/06	2,000,000	2,038,663
ALLSTATE CORP 7.875% 5/01/05	1,655,000	1,813,640
AMOCO CANADA YNK 6.75% 2/15/05	2,000,000	2,148,700
BANK OF NY 6.5% 12/01/03	1,000,000	1,064,247
BONYINC 8.5% 12/15/04	818,000	905,532
BANKONE GLBL 6.5% 2/01/06	1,000,000	1,072,613
BANKAMERICA 10.0% 2/01/03	2,000,000	2,225,453
BANKAMERICA 7.625% 6/15/04	2,000,000	2,169,818
BELLSOUTH CORP GLB 5.0% 10/15/06	1,200,000	1,204,040
BOEING CAP CORP 7.1% 9/27/05	1,510,000	1,614,007
BRIT CLMB PRV 4.625% 10/0/06 GLB	2,000,000	1,994,191
BRITISH TEL GBL 7.875% 12/15/05	2,000,000	2,152,680
CIT GROUP GLBL 7.125% 10/15/04	650,000	700,246
CIT GRP MTN CHI 5.625% 5/17/04	2,000,000	2,070,050
CHASE MTN 6.75% 12/01/04	3,000,000	3,199,905
CITIGROUP GLBL 6.75% 12/1/05 DT	4,000,000	4,257,380
CCR 5.25% 5/22/03	1,510,000	1,556,308

(Continued)

61

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 2001

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Current Value
DAIMBZNA 7.4% 1/20/05	865,000	$ 923,608
DEUTSCHE TEL GLB 7.75% 6/15/05	2,000,000	2,147,469
DIAGEO CAP 6.625% 6/24/04	2,000,000	2,124,516
FHLB 5.375% 1/05/04	15,000,000	15,975,417
FNBCHICORP 6.875% 6/15/03	2,000,000	2,100,131
FIRST DATA CORP GLB 4.7% 11/1/06	2,000,000	1,966,519
FIRST UN GBL 7.55% 8/18/05 DT	3,000,000	3,335,799
FLEETBOSTON GLB 7.25% 9/15/05 DT	2,145,000	2,354,432
FORD MTR CR GLBL 6.7% 7/16/04	7,000,000	7,329,338
FORD MTR CR GLBL 6.875% 2/01/06	1,000,000	1,028,296
GMAC MTN 5.36% 7/27/04	1,000,000	1,009,000
GMAC GLOBAL 7.5% 7/15/05	5,180,000	5,566,342
GMAC 6.125% 9/15/06 GLBL	630,000	635,100
GOLDMAN SACHS 7.625% 8/17/05	5,000,000	5,514,160
HOUSEHOLD FIN 8% 5/09/05	560,000	608,981
HOUSEHOLD 6.5% 1/24/06	1,490,000	1,574,091
INTL BK REC&DEV 5% 3/28/06	3,000,000	3,086,990
IBM 4.875% 10/01/06	1,000,000	996,309
KEYSPAN CORP 7.25% 11/15/05	2,000,000	2,150,628
LEHMHLD GLBL 6.25% 5/15/06 DT	1,145,000	1,183,090
MANITOBA PROV * 4.25% 11/20/06	2,000,000	1,927,457
MELLON FINANCIAL 5.75% 11/15/03	620,000	651,079
MELLON FUNDING 7.5% 6/15/05	350,000	382,548
MERRILL LYNCH MTN 5.64% 1/27/03	5,000,000	5,277,433
MERRILL LYNCH B MTN 6.15% 1/26/06	1,250,000	1,336,099
METLIFE INC 5.25% 12/01/06	635,000	633,069
MONONGAHELA PWR 5% 10/01/06	590,000	584,402
MORGAN STAN DW 5.625% 1/20/04	1,000,000	1,062,626
MORGAN STAN GBL 7.75% 6/15/05	1,340,000	1,461,557
NAT-RURAL GLB 5.25% 7/15/04 DT	1,385,000	1,450,310
NATL WESTMN BC 9.375% 11/15/03	5,000,000	5,579,096
NEW BRUNSWICK 6.5% 6/20/05	1,800,000	1,919,441
NORTRN 6.7% 9/15/05	1,000,000	1,072,188
NORWEST FINL 6.7% 9/22/04	5,000,000	5,408,625
PNCFUND 6.95% 9/01/02	2,000,000	2,107,053
PNCFUND 5.75% 8/01/06	1,925,000	1,999,032
PPL ELEC UTILS 5.875% 8/15/07	2,000,000	2,037,378
PHILIP MORRIS 7% 7/15/05	2,500,000	2,710,269
QUEBEC GLOBAL 5.5% 4/11/06	2,000,000	2,057,444
QWEST CORP 7.625% 6/09/03	3,900,000	4,011,227
RIO TINTO FN GLB 5.75% 7/03/06 DT	1,000,000	1,040,930
ROYAL BK SC GLB 8.8147% PERP SER2	365,000	403,722
ROYAL BK SC GLB3 7.816% 11/29/04	2,000,000	2,127,434
SBC COMMUN INC 5.75% 5/02/06	1,500,000	1,549,520
SALOMONSMITH 5.875% 3/15/06 DT	590,000	614,933
SWESTERN PUB SVCS 5.125% 11/06	830,000	817,843
TELEFONICA GLBL 7.35% 9/15/05	1,100,000	1,182,183
TEXAS UTIL 6.375% 10/01/04	1,000,000	1,036,538

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 2001

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Current Value
TOYOTACR 5.625% 11/13/03	4,000,000	$ 4,184,000
USBKNA 5.25% 6/04/03	5,000,000	5,153,538
UNILEVER GBL 6.875% 11/01/05 DT	3,000,000	3,231,714
VIACOM INC GLB 6.4% 1/30/06 DT	100,000	106,169
VAELEC 5.75% 3/31/06	2,000,000	2,050,469
WISC ENERGY 5.875% 4/01/06	2,000,000	2,054,715
Total Corporate Bonds		170,453,114
Mortgage Related Securities:		
CMC 93-E S6 6.25% 11/08	5,357,131	5,468,712
CWFC 93-8 A3 6.5% 12/23	1,216,190	1,231,899
CHASE 93-O A6 6.25% 12/09	5,000,000	5,152,592
CSFB 97-C2 A2 6.52% 1/35	1,015,000	1,055,798
CSFB 01-CP4 A1 5.26% 12/35	2,906,276	2,925,075
DLJ 89-2 G CDP30D-490 7.03% 10/20	384,860	382,063
DLJCM 98-CF1 A1B 6.41% 2/31	2,000,000	2,070,021
DLJCM 98-CG1 A1B 6.41% 6/31	2,360,000	2,446,864
FHA 221D4 7.43% 7/22	2,385,595	2,427,117
FHLG 7.0% 12/26 #D76563	16,328	16,791
FHLG 6.50% 9/24 #G00320	2,152,262	2,178,706
FHLG 7.75% 7/09 #A01599	424,049	447,536
FHLG 8.00% 9/11 #A01606	577,864	610,460
FHR 1604 I 6.0% 11/08	4,000,000	4,142,480
FHR 1611 I 6.0% 2/23	4,000,000	4,121,240
FHR 1694 PP 6.0% 12/21	2,851,192	2,908,215
FHLM MULTI 7.375% 3/06 #230114	16,436	17,048
FHLM 9.0% 9/05 #850105	19,377	20,319
FNR 90-84 Y 9.0% 7/20	438,158	470,744
FNR 93-118 H 6.5% 11/07	3,000,000	3,113,750
FNR 93-211 PH 6.0% 3/08	3,378,000	3,487,785
FNR 93-215 E 6.5% 6/04	1,202,462	1,253,683
FNR 93-231 M 6.0% 12/08	4,000,000	4,142,480
FNR 93-225 OH 6.3% 10/22	1,410,000	1,465,864
FNR 94-36 H 6.375% 1/2	2,700,000	2,807,980
FNR 94-38 PH 6.45% 12/22	5,000,000	5,187,775
FNA 96-M5 A2 7.265% 1/11	502,063	523,325
FNA 95-M4 A1 6.3% 12/15	481,014	504,583
FNR 95-19 L 6.25% 8/08	299,287	302,153
FNMA FHAL 10.0% 3/16 #002499	184,972	205,589
FNMA FHAL 11.0% 12/15 #008217	185,648	208,523
FNR 88-15 A 9.0% 6/18	109,977	118,088
FNS F 2 11.5% 5/09	184,194	208,924
FNMA 9.25% 12/16 #124474	153,824	165,735
FNMA PL 10.50% 8/20 #149167	179,203	205,130
FNMA PL 10.0% 4/20 #149168	305,481	344,685
FNMA 7.0% 9/27 #251190	45,768	46,950
FNMA 10.0% 11/18 #303975	405,967	458,066
FNMA 7.0% 2/29 #323542	438,042	449,358

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 2001

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Current Value
FHLG 7.50% 9/21 #D29161	11,819	$ 12,037
FULB 97-C1 A2 7.3% 4/29	760,000	813,162
GECMS 94-11 A6 6.5% 3/24	3,086,923	3,174,056
GNMA 6.87% 3/31 #414220	3,047,167	3,192,989
GNMA 7.25% 4/06 #780487	285,394	294,003
LBCMT 99-C1 A2 6.78% 6/31	2,000,000	2,104,036
MSC 98-HF2 A1 6.01% 11/30	2,325,050	2,407,941
NLFC 98-2 A1 6.001% 8/30	3,980,466	4,099,485
NLFC 99-1 A1 6.042% 1/31	1,575,989	1,615,937
PMAC 94-6 A4 6.0% 4/09	2,350,000	2,398,457
KEY 00-C1 A1 7.617% 5/32	1,833,174	1,920,082
Total Mortgage Related Securities		85,326,301
Asset Backed Securities:		
AMXCA 01-2 A 5.53% 10/08	723,000	735,622
AMCAR 01-B A4 5.37% 6/08	4,000,000	4,098,667
AMCAR 01-C A4 5.01% 7/08	2,000,000	2,017,583
BAMH 98-2 A4 6.11% 1/08	428,976	430,639
CITRV 95-A A 6.25% 1/11	252,734	260,386
CPS 98-2 A 6.09% 11/03	647,375	650,619
CPS 97-3 A2 6.38% 12/02	315,412	316,835
COMT 00-2 A 7.2% 8/08	2,000,000	2,166,400
COMT 01-8A A 4.6% 8/09	2,000,000	1,955,964
CCCIT 01-A8 A8 4.1% 12/06	3,000,000	2,988,400
DCMT 98-7 A 5.6% 5/06	2,250,000	2,347,578
DCMT 00-9 A 6.35% 7/08	4,000,000	4,313,551
DFS 99-2 A3 6.2% 11/11	5,000,000	5,134,090
FCCGT 94-A A 4.7% 7/09	205,360	209,876
FORDO 00-C A5 7.26% 7/04	3,000,000	3,182,731
FORDO 01-A B 5.96% 7/05	1,000,000	1,038,452
FORDO 01-C B 5.54% 12/05	600,000	616,407
GT 93-4 A4 6.6% 1/19	879,235	905,296
GT 98-4 A5 6.18% 4/30	4,103,296	4,239,040
HPLCC 01-2 A 4.95% 6/08	2,000,000	2,032,723
MBNAM 98-D A 5.8% 12/05	5,000,000	5,199,004
MBNAM 00-I A 6.9% 1/08	2,000,000	2,149,258
METLIFE CAP EQ. 97-A (A) MLCT 6.85% 5/02	1,119,026	1,161,887
NAVOT 98-A A 5.94% 11/04	1,263,289	1,275,309
ONYX 99-B A4 6.02% 4/04	4,000,000	4,104,083
PRAT 98-3 B 6.14% 9/04	4,974,417	5,048,419
PCCMT 00-1 A 6.7% 10/09	3,000,000	3,155,561
SCAMT 98-2 A 5.25% 10/08	5,000,000	5,163,909
SCAMT 99-1 A 5.65% 3/09	5,000,000	5,205,524
WPP 99-A A2 6.63% 12/05	4,040,202	4,190,897
Total Asset Backed Securities		76,294,710

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 2001

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Current Value
Fair value adjustment of synthetic investment contracts with Trustee as follows:		
Peoples Security Life Insurance Company (1 contract)		
CDC Financial Products, Inc. (1 contract)		
Union Bank of Switzerland (1 contract)		
Chase Manhattan Bank (1 contract)		$ (15,380,067)
Total Stable Value Pool		502,099,042
Less investment in Stable Value Pool by the:		
Aggressive Life Strategy Fund		(5,273,233)
Moderate Life Strategy Fund		(32,835,205)
Conservative Life Strategy Fund		(17,949,963)
Total Life Strategy Funds		(56,058,401)
Total Stable Value Pool held by the Stable Value Fund		446,040,641
Other Investments:		
Interest bearing cash - Bankers Trust	203,529	203,529
Total Other Investments		203,529
Total Stable Value Fund		$ 446,244,170
Growth Company Fund:		
Registered Investment Company:		
* Fidelity Growth Company Fund	2,128,145	$ 113,259,853
Total Registered Investment Company		113,259,853
Other Investments:		
Interest bearing cash - Bankers Trust	9,251	9,251
Total Other Investments		9,251
Total Growth Company Fund		$ 113,269,104
Growth & Income Fund:		
Registered Investment Company:		
* Fidelity Growth & Income Fund	1,235,270	$ 46,174,402
Total Registered Investment Company		46,174,402
Other Investments:		
Interest bearing cash - Bankers Trust	9,997	9,997
Total Other Investments		9,997
Total Growth & Income Fund		$ 46,184,399

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 2001

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Current Value
Contrafund:		
Registered Investment Company:		
* Fidelity Contrafund	1,487,569	$ 63,623,323
Total Registered Investment Company		63,623,323
Other Investments:		
Interest bearing cash - Bankers Trust	10,352	10,352
Total Other Investments		10,352
Total Contrafund		$ 63,633,675
Conservative Life Strategy Fund:		
Registered Investment Company:		
* Fidelity Growth & Income Fund	38,403	$ 1,435,489
* Fidelity Growth Company Fund	27,873	1,483,418
* Fidelity Contrafund	33,745	1,443,270
Total Registered Investment Company		4,362,177
Common Collective Trust:		
* BGI Equity Index Fund T	43,184	1,456,588
Total Common Collective Trust		1,456,588
Other Investments:		
Stable Value Pool (see pgs.12-17)	1,400,820	17,949,963
Total Other Investments		17,949,963
Total Conservative Life Strategy Fund		$ 23,768,728
Moderate Life Strategy Fund:		
Registered Investment Company:		
* Fidelity Growth & Income Fund	327,428	$ 12,239,243
* Fidelity Growth Company Fund	228,883	12,181,129
* Fidelity Contrafund	293,694	12,561,276
Total Registered Investment Company		36,981,648
Common Collective Trust:		
* BGI Equity Index Fund T	362,324	12,221,178
Total Common Collective Trust		12,221,178

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 2001

Identity of Issuer and Title of Issue	Number of Shares or Principal Amount	Current Value
Other Investments:		
Stable Value Pool (see pg. 12-17)	2,562,469	$ 32,835,205
Interest bearing cash - Bankers Trust	172,798	172,798
Total Other Investments		33,008,003
Total Moderate Life Strategy Fund		$ 82,210,829
Aggressive Life Strategy Fund:		
Registered Investment Company:		
* Fidelity Growth & Income Fund	182,881	$ 6,836,088
* Fidelity Growth Company Fund	124,580	6,630,131
* Fidelity Contrafund	161,681	6,915,085
Total Registered Investment Company		20,381,304
Common Collective Trust:		
* BGI Equity Index Fund T	200,637	6,767,501
Total Common Collective Trust		6,767,501
Other Investments:		
Stable Value Pool (see pgs. 12-17)	411,525	5,273,233
Interest bearing cash - Bankers Trust	2,234	2,234
Total Other Investments		5,275,467
Total Aggressive Life Strategy Fund		$ 32,424,272
Loan Fund:		
Loans to Participants with interest rates ranging from 6% to 11.5%, maturing through 2032	47,275,964	$ 47,275,964
Total Loan Fund		$ 47,275,964
Total assets held for investment purposes		$2,406,238,971

* Party-in-interest

(Concluded)

24

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT IN EXCESS OF 5% OF THE CURRENT PLAN ASSETS

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Expense Incurred With Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
* Fidelity Management Trust Company	PPG Industries, Inc. Common Stock	$ -	$ 140,469,150	$ 42,924	$ 149,154,394	$ 140,469,750	$ (8,728,168)

* Party-in-interest.

231

PPG INDUSTRIES
EMPLOYEE SAVINGS PLAN

INDEX TO EXHIBITS

EXHIBIT		Sequential Page Reference
23	Consent of Independent Auditors	Page 25 of 25

Exhibit 23

INDEPENDENT AUDITORS CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-13605 of PPG Industries, Inc. on Form S-8 of our report dated June 25, 2002 appearing in this Annual Report on Form 11-K of the PPG Industries Employee Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 26, 2002